Eaton Vance Municipal Income Term Trust

Two International Place

Boston, Massachusetts 02110

March 21, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Valerie J. Lithotomos

Re:	Eaton Vance Municipal Income Term Trust (the “Trust”)

Pre-Effective Amendment No. 3 to Registration Statement on Form N-2

(333-185340, 811-22777)

Dear Ms. Lithotomos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Trust’s 1933 Act Registration Statement on Form N-2, as amended, to 10:00AM, Eastern Time, on Monday, March 25, 2013, or as soon thereafter as possible.

In connection with such request the Trust acknowledges that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the filing; and

3. The Trust will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Trust is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Trust’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,
Eaton Vance Municipal Income Term Trust

By:	/s/ Payson F. Swaffield
Name:	Payson F. Swaffield
Title:	President

[UBS Letterhead]

March 21, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Valerie J. Lithotomos

Re:	Eaton Vance Municipal Income Term Trust

Registration Statement on Form N-2 (File Nos. 333-185340 and 811-22777)

Dear Ms. Lithotomos:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as representative of the several Underwriters, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 10:00 a.m., Eastern time, on March 25, 2013, or as soon thereafter as possible.

The following information with respect to the expected approximate distribution of Preliminary Prospectuses dated February 25, 2013 and distributed between February 25, 2013 and March 21, 2013 is furnished pursuant to Rule 460 under the Securities Act of 1933:

Eaton Vance Municipal Income Term Trust

No. of Copies
To Individuals / Institutions / Prospective Underwriters	66,031
To Statistical, Public Services, FINRA, NYSE	100

TOTAL	66,131

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934 (the “Rule”), we wish to advise the Commission that the Underwriters will distribute copies of the Preliminary Prospectus to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Yours truly,

UBS SECURITIES LLC

By:	/s/ Sawaan Pathange
Sawaan Pathange Executive Director

By:	/s/ Colin Riendeau
Colin Riendeau Director